UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):
☒    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2024
☐    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
Commission File Number: 1-11437

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
LOCKHEED MARTIN CORPORATION
SALARIED SAVINGS PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Salaried Savings Plan
Financial Statements and Supplemental Schedule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and plan participants
Lockheed Martin Corporation
Salaried Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedule (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023 and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held as of year end) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2005.

/s/ Mitchell & Titus, LLP
Washington, D.C.
June 24, 2025

Lockheed Martin Corporation Salaried Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2024
(in thousands)

	ESOP Fund	Participant- Directed Investments	Total
Assets
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust:
Investments at fair value	$8,743,821	$37,955,480	$46,699,301
Investments in fully benefit-responsive investment contracts at contract value	—	4,482,556	4,482,556
Receivables:
Notes receivable from participants	—	266,767	266,767
Total assets	8,743,821	42,704,803	51,448,624
Liabilities
Administrative expenses payable	—	5,823	5,823
Total liabilities	—	5,823	5,823
Total net assets available for benefits	$8,743,821	$42,698,980	$51,442,801
The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation Salaried Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2023
(in thousands)

	ESOP Fund	401(h) account	Participant- Directed Investments	Total
Assets
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust:
Investments at fair value	$8,600,752	$—	$34,100,975	$42,701,727
Investments in fully benefit-responsive investment contracts at contract value	—	—	4,580,290	4,580,290
Net assets held in 401(h) account	—	19	—	19
Receivables:
Notes receivable from participants	—	—	247,222	247,222
Total assets	8,600,752	19	38,928,487	47,529,258

Liabilities
Amount related to obligation of 401(h) account	—	19	—	19
Administrative expenses payable	—	—	5,270	5,270
Total liabilities	—	19	5,270	5,289
Total net assets available for benefits	$8,600,752	$—	$38,923,217	$47,523,969
The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation Salaried Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2024
(in thousands)

	ESOP Fund	Participant- Directed Investments	Total
Net assets available for benefits at beginning of year	$8,600,752	$38,923,217	$47,523,969
Additions to net assets:
Contributions:
Participant	79,295	1,303,033	1,382,328
Employer	423,570	686,676	1,110,246
Total contributions	502,865	1,989,709	2,492,574
Interest in net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	875,516	5,281,467	6,156,983
Interest income on notes receivable from participants	—	18,566	18,566
Total additions	1,378,381	7,289,742	8,668,123

Deductions from net assets:
Distributions and withdrawals	1,235,117	3,441,931	4,677,048
Administrative expenses	195	72,048	72,243
Total deductions	1,235,312	3,513,979	4,749,291
Change in net assets	143,069	3,775,763	3,918,832

Net assets available for benefits at end of year	$8,743,821	$42,698,980	$51,442,801
The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation Salaried Savings Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) provides only general information about the Plan’s provisions. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering salaried employees in groups to which Plan participation is extended by Lockheed Martin Corporation (Lockheed Martin or the Corporation), including employees in the U.S. and certain U.S. citizens working abroad. Eligible employees are automatically enrolled in the Plan when they are hired, unless they affirmatively decline to participate.
The Plan includes an Employee Stock Ownership Plan (ESOP) feature. Cash dividends paid on Lockheed Martin common stock in both the ESOP Fund and the Lockheed Martin Stock Fund are automatically reinvested in those funds, unless the participant elects to receive the dividend directly as taxable income.
The assets of the Plan, excluding receivables, are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin and State Street Bank and Trust Company (the Trustee). The record keeper is Empower. Lockheed Martin is the Plan Sponsor and the Plan Administrator.
Contributions
The Plan allows eligible employees to make contributions on a before-tax, after-tax, or Roth 401(k) basis or in any combination. Each calendar year, eligible employees can contribute up to 40% of the employee’s base salary, subject to regulatory limitations. If automatically enrolled, a participant’s contribution is set at 4% of base salary in before-tax contributions. The Plan has an auto-escalation feature whereby contributions for those automatically enrolled are increased 1% each calendar year up to 12% unless changed by the participant. For participants hired prior to January 1, 2019, the auto enrollment was set at 3% and the auto-escalation goes up to 8%. The Plan permits catch-up contributions for participants turning age 50 or older by the end of the calendar year. Catch-up contributions are not eligible for Company matching contributions. The Corporation contributes a matching contribution equal to 50% of the participant’s contribution up to the first 8% (i.e., up to 4%) of the participant’s base salary. Substantially all employer matching contributions to the Plan consist of the Corporation’s common stock invested in the ESOP Fund. In addition to employer matching contribution, the Corporation contributes an employer profit-sharing contribution of up to 6% of an eligible employee’s weekly base salary (6% company contribution is for employees in eligible business units only). With respect to Participants who are employees of Sikorsky Aircraft Corporation who participate in the Plan pursuant to a collective bargaining agreement, contractual ratification bonuses may be contributed as before-tax contributions to the extent provided in the collective bargaining agreement. Matching Contribution shall be made in an amount equal to 50% of such a participant’s ratification bonus contributions.

Contributions may be invested in one or more of the available investment funds at the participant’s election. Participants may change the investment mix of their account balance up to 6 times per calendar quarter. Participants may make an unlimited number of transfers out of the Lockheed Martin Stock Fund or the ESOP Fund.
An option available to participants is the self-directed brokerage account (SDBA), whereby a participant may elect to invest the participant’s transferable account balance in stocks, mutual funds, bonds, or other investments of the participant’s choosing. A participant’s initial transfer to the SDBA must be at least $500, and subsequent transfers must be at least $500. No distributions, withdrawals, or loans may be made directly from the assets in the SDBA, unless the participant requests a lump sum distribution after termination of employment.

Vesting

Participants are immediately vested in all employee contributions, rollover contributions from other qualified plans, the Corporation's matching contributions and earnings (or losses) thereon. Participants who were employed with an original start date before January 1, 2025 are immediately vested in all prior and future employer profit-sharing contributions. For participants hired with an original start date on or after January 1, 2025, vesting in employer profit-sharing contributions occurs at a rate of 20% for each year of service, with 100% vesting after five years of service. Participants become fully vested in employer profit-sharing contributions upon reaching age 65, becoming disabled (as defined in the Plan) or death, in each case if employed by the Corporation at the time.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the employer’s matching and non-elective contributions, as applicable, and the respective investment earnings or losses, less expenses, of the individual funds in which the account is invested.

Notes Receivable from Participants
Participants may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to the lesser of 50% of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participant’s account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Payment of Benefits
On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive his or her account balance through a number of payout options. A participant is entitled to the account balance at the time his or her employment with the Corporation ends.
Plan Termination
Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.
ESOP Fund
The Plan held 17,963,170 and 18,885,570 shares of the Corporation’s common stock in the ESOP Fund as of December 31, 2024 and 2023, respectively.
401(h) Arrangement
The Plan has an arrangement that qualifies under Section 401(h) of the Internal Revenue Code (IRC). The 401(h) arrangement is used by the Corporation to fund, in part, the Corporation’s portion of post-retirement medical expenses incurred under various medical plans sponsored by the Corporation for salaried employees who retired on or after January 1, 1993. In accordance with Section 401(h) of the IRC, the Plan’s investment in the 401(h) account may not be used or diverted for any purpose other than providing health and welfare benefits for retirees. Plan participants do not contribute to the 401(h) account. Employer contributions or qualified transfers to the 401(h) account are determined annually at the discretion of the Corporation. The assets of the 401(h) account are held by the Northern Trust Company. In 2024, $19,000 of health and welfare benefits were paid from the 401(h) account, and the Corporation decided not to fund the account any further.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Investment Valuation and Income Recognition
Investments in the Master Trust are primarily reported at fair value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fully benefit-

responsive investment contracts are reported at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because it is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. See Note 3 for discussion of fair value measurements and fully benefit-responsive investment contracts.
Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses on investments bought and sold as well as held during the year are included in interest in net investment gains from the Master Trust on the Statement of Changes in Net Assets Available for Benefits. Interest income on notes receivable from participants is recorded on the accrual basis.
Administrative Expenses
Direct administrative expenses are paid by the Master Trust and generally allocated to the Plan proportionally based on the Plan’s interest in the Master Trust’s net assets or directly if specifically related to the Plan. Certain indirect administrative expenses are paid by the Corporation and are excluded from these financial statements. Expenses paid by the Plan are shown on the Statement of Changes in Net Assets Available for Benefits.

3. Master Trust and 401(h) account
General
The Plan’s interest in the Master Trust is stated at the value of the underlying net assets in the Master Trust. The realized and unrealized gains and losses and investment income of the Master Trust are allocated among the participating plans included therein proportionally based on each plan’s earnings, which include unrealized gains and losses, investment income and plan expenses.

The following table presents the Plan’s interest in the Master Trust balance as of December 31, 2024 and 2023 (in thousands):

	December 31, 2024		December 31, 2023
	Master Trust Balance	Plan’s Interest in Master Trust Balance	Master Trust Balance	Plan’s Interest in Master Trust Balance

Cash and cash equivalents and short-term investment fund	$724,303	$651,587	$958,996	$865,653
Common and preferred stocks	6,934,489	6,232,879	6,221,896	5,610,340
Common stocks - Lockheed Martin	12,097,506	11,258,467	12,044,155	11,178,596
Common/collective trusts (a)	26,108,226	23,842,794	23,484,404	21,479,235
Registered investment companies (mutual funds)	718,567	646,229	214,228	192,800
Corporate debt securities	755,451	679,812	665,874	600,765
U.S. Government securities	667,026	599,901	521,496	469,504
Other investments (b)	130,680	117,723	249,183	224,743
Self-directed brokerage account	2,842,080	2,662,273	2,175,392	2,037,157
Total investments at fair value (c)(d)	50,978,328	46,691,665	46,535,624	42,658,793

Fully benefit-responsive investment contracts at contract value	4,991,458	4,482,556	5,104,985	4,580,290

Plus:
Due from broker for securities sold	5,003	4,575	2,782	2,545
Accrued interest and dividends	39,222	35,862	36,626	33,504
Other receivables (e)	67,276	61,512	121,470	111,116
Less:
Due to broker for securities purchased	(19,006)	(17,378)	(42,539)	(38,913)
Accrued expenses	(77,077)	(70,473)	(123,935)	(113,371)
Other payables (e)	(26)	(24)	(8,108)	(7,417)
Total net assets (d)	$55,985,178	$51,188,295	$51,626,905	$47,226,547
(a)Includes 103-12 investment entities.
(b)Includes auto loans, bank loans, collateralized mortgage obligations, government agencies and credit card loans.

(c)The Plan’s reported total investments at fair value as of December 31, 2024 and 2023 has a variance of $(7.6 million) and $(42.9 million), respectively, to the reported Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust of Investments at fair value on the Statements of Net Assets Available for Benefits (see page 3 and 4). These amounts are the net result between certain accruals recorded by either the Master Trust or the Plan separately at year-end.
(d)The total investments at fair value and total net assets on the Master Trust’s balance included $1.5 million and $1.4 million of the Allcomp Inc. 401(k) Profit Sharing Plan balance as of December 31, 2024 and 2023, respectively. Effective April 19, 2022, this Plan became a participating plan in the Master Trust. Since the Plan has less than 100 participants, an audit is not required and a financial statement was not necessary.
(e)Includes unsettled trades, other receivables/payables, market values on foreign currency, other cash positions on futures.

The Plan, through the Master Trust, invests in the Lockheed Martin Investment Management Company (LMIMCo) Stable Value Fund which holds synthetic guaranteed investment contracts (synthetic GICs) that are fully benefit-responsive and managed separate accounts. A synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution paired with an underlying investment or investments, usually a portfolio of high quality fixed income securities. These investment contracts provide the realized and unrealized gains and losses on the underlying investments that are amortized over the duration of the underlying investments through adjustments to the future interest-crediting rates. The primary factors affecting the future interest-crediting rates of the wrap contracts include the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into or out of the wrap contracts, the investment returns generated by the investments that back the wrap contracts, and the duration of the underlying investments covered by the wrap contracts. The future interest-crediting rates may not be less than 0% and are adjusted monthly or quarterly based on the yield to maturity of the underlying investments, a market value to contract value ratio of the underlying investments, and the durations of the underlying investments. The contracts are fully benefit-responsive, which guarantees that all qualified participant withdrawals will occur at contract value.
In certain circumstances, the amount withdrawn from the investment contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrap contract in order to switch to a different investment provider, or adoption of a successor plan that does not meet the wrap contract issuer’s underwriting criteria for issuance of a duplicate wrap contract. The Plan Administrator does not believe that the occurrence of any of these events is probable. Also, the following events would permit the contract issuers to terminate the contracts prior to their scheduled maturity date: the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the contract issuer could terminate the contract at the fair value of the underlying investments.
The Master Trust invests in a Government Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, which is used as a temporary investment to hold contributions from the day the cash is transferred from the Corporation to the Trustee until the day the cash is invested in a particular fund. The related earnings from the Government Short-Term Investment Fund are used to pay certain expenses related to participant accounts.
In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin Stock Fund, ESOP Fund, and the other investment funds that are investment alternatives for the Plan that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the LMIMCo Stable Value Fund or the Corporation. The LMIMCo Stable Value Fund may make an advance only after considering its own liquidity needs. Any investment fund that receives an advance will compensate the LMIMCo Stable Value Fund for income lost due to any such advance by paying interest on such advance. The interest is compounded daily based on an annual rate equal to the interest crediting rate of the short-term investment portion of the LMIMCo Stable Value Fund. The Lockheed Martin Stock Fund and ESOP Fund may borrow, without interest, up to $200 million from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance. As of December 31, 2024 and 2023, there were no such advances payable to the Corporation. Occasionally, the Master Trust invests in derivative financial instruments for liquidity or asset allocation purposes. As of December 31, 2024 and 2023, there were no material investments in derivatives.
Fair Value of Assets
The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and requires disclosures regarding fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.
The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:
•     Level 1 – Quoted prices in active markets for identical assets and liabilities;
•     Level 2 – Observable inputs, other than Level 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and
•    Level 3 – Unobservable inputs where valuation models are supported by little or no market activity that one or more significant inputs are unobservable and require us to develop relevant assumptions.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2024 (in thousands):

	Level 1	Level 2	Total
Cash and cash equivalents and short-term investment fund	$36,089	$688,214	$724,303
Common and preferred stocks	6,926,943	7,546	6,934,489
Common stocks - Lockheed Martin	12,097,506	—	12,097,506
Common/collective trusts (a)	—	26,108,226	26,108,226
Registered investment companies (mutual funds)	558,254	160,313	718,567
Corporate debt securities	—	755,451	755,451
U.S. Government securities	—	667,026	667,026
Other investments (b)	—	130,680	130,680
Self-directed brokerage account	2,842,080	—	2,842,080
Total investment assets at fair value	$22,460,872	$28,517,456	$50,978,328
Receivables, net			15,392
Fully benefit-responsive investment contracts at contract value			4,991,458
Total net assets			$55,985,178
Interest and dividend income earned by the Master Trust for the year ended December 31, 2024 was $925.0 million. The net appreciation for the year ended December 31, 2024 was $5.8 billion.
The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2023 (in thousands):

	Level 1	Level 2	Total
Cash and cash equivalents and short-term investment fund	$67,670	$891,326	$958,996
Common and preferred stocks	6,221,445	451	6,221,896
Common stocks - Lockheed Martin	12,044,155	—	12,044,155
Common/collective trusts (a)	—	23,484,404	23,484,404
Registered investment companies (mutual funds)	214,228	—	214,228
Corporate debt securities	—	665,874	665,874
U.S. Government securities	—	521,496	521,496
Other investments (b)	—	249,183	249,183
Self-directed brokerage account	2,175,392	—	2,175,392
Total investment assets at fair value	$20,722,890	$25,812,734	$46,535,624
Payables, net			(13,704)
Fully benefit-responsive investment contracts at contract value			5,104,985
Total net assets			$51,626,905
(a)Includes 103-12 investment entities.
(b)Includes auto loans, bank loans, collateralized mortgage obligations, government agencies and credit card loans.
401(h) account
During 2024, the balance of the 401(h) account of $19,000 was used to pay retiree medical claims, resulting in $0 balance of Net Asset Available for Benefit as of December 31, 2024.

The following table presents the fair value of the assets in the 401(h) account by asset category and their level within the fair value hierarchy as of December 31, 2023 (in thousands):

	Level 1	Total
Cash and cash equivalents and short-term investment fund	$19	$19
Total investment assets at fair value	$19	$19
Total net assets		$19
Valuation Techniques
Cash equivalents and short-term investment funds categorized as Level 1 are mostly comprised of short-term money-market instruments and are valued at cost, which approximates fair value. Cash equivalents and short-term investment funds categorized as Level 2 are short-term government securities consisting of U.S. Treasuries and U.S. agency issues.
Common and preferred stocks categorized as Level 1 are traded on active national and international exchanges and are valued at closing prices on the last trading day of the year. For common and preferred stocks not traded on an active exchange, or if the closing price is not available, the Trustee obtains indicative quotes from a pricing vendor, broker or investment manager. These stocks are categorized as Level 2 if the custodian obtains corroborated quotes from a pricing vendor.

Common/collective trusts (CCTs) and registered investment companies (e.g., mutual funds, exchange-traded funds (ETFs), etc.) are investment vehicles valued using the Net Asset Value (NAV) provided by the fund managers. The NAV is the total value of the fund divided by the number of shares outstanding and is based on the fair value of underlying investments held by the CCTs. CCTs are traded at NAV, determined daily or monthly. CCTs are categorized as Level 2 because the NAVs, although readily determinable, are not published on an active exchange nor publicly available. Registered investment companies are traded at NAV, determined and published daily, and are categorized as Level 1.
Corporate debt securities, U.S. Government securities and other investments categorized as Level 2 are valued by the Trustee using pricing models that use verifiable observable market data (e.g., interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics. The Trustee obtains pricing based on indicative quotes or bid evaluations from vendors, brokers or the investment manager.
SDBA investments categorized as Level 1 are primarily cash equivalents, common stock, ETFs, and mutual funds. As of December 31, 2024 and 2023, this account included Lockheed Martin common stock of $16.7 million and $19.7 million, respectively.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
4. Parties-in-Interest Transactions
The Plan makes certain investments through the Master Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.
The Master Trust held 24,895,062 and 26,573,459 shares of the Corporation’s common stock as of December 31, 2024 and 2023, respectively. Dividends earned by the Master Trust on the Corporation’s common stock were $334.2 million for the year ended December 31, 2024.
The Master Trust engages certain divisions of State Street Corporation for different services. State Street Bank and Trust Company is engaged by the Master Trust as its trustee and to provide custodial services. State Street Global Markets, LLC provides brokerage services while State Street Global Advisors (SSgA) provides investment management and is an independent fiduciary for the Company Stock Fund and the ESOP Fund. Additionally, SSgA manages the money market portfolio of the LMIMCo Stable Value Fund and the Master Trust uses the State Street Government Short Term Investment Fund (managed by SSgA) as its sweep vehicle.

The Master Trust invests in common stock from Charles Schwab Corporation, who provides the brokerage services for the SDBA investment option under the Plan.
The Master Trust invests in certain funds that are sponsored by Northern Trust Investments, a wholly-owned subsidiary of The Northern Trust Company. The Northern Trust Company is the Trustee of the 401(h) account.
The Master Trust owed the Corporation $6.3 million and $5.8 million as of December 31, 2024 and 2023, respectively, for certain expenses paid by the Corporation in providing services to the Plan and certain other plans.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.
5. Income Tax Status
The Internal Revenue Service (IRS) has determined and informed the Corporation by letter dated October 17, 2013, that the Plan is designed in accordance with applicable sections of the IRC and, therefore, the related trust is exempt from taxation. Under current IRS determination letter procedures, there is no opportunity for the Plan to obtain a more recent letter from the IRS. The Plan has been amended since issuance of the determination letter. However, the Plan Administrator and the Corporation’s counsel believe that the current design and operations of the Plan are in compliance with the applicable provisions of the IRC.
GAAP requires management to evaluate tax positions taken by the Plan to determine whether the Plan has taken any uncertain positions that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, but no tax audits are in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2021.
6. Reconciliation of Financial Statements to Form 5500
The following presents a reconciliation of net assets available for benefits as of December 31, 2023 (in thousands):

	Amounts per Financial Statements	Difference	Amounts per Form 5500
2024 net assets available for benefits on the Statement of Net Assets	$51,442,801	$—	$51,442,801
2023 net assets available for benefits on the Statement of Net Assets	47,523,969	(256,239)	47,267,730
2023 net assets available for benefits of SSP 401(h)	—	19	19
For the year ended December 31, 2024, the Plan reported fully benefit-responsive investment contracts at contract value on both the financial statements and Form 5500. This reflects a change in the Plan’s Form 5500 reporting methodology, which previously presented such investments at fair value in Form 5500 for the year ended December 31, 2023. Accordingly, no reconciliation between contract value and fair value is required for 2024. The change in 2024 aligns the Plan’s Form 5500 reporting with the requirements of U.S. GAAP, which permits fully benefit-responsive investment contracts to be reported at contract value.
The following is a reconciliation of changes in net assets available for benefits for the year ended December 31, 2024, per the financial statements to the Form 5500 (in thousands):

	Amounts per Financial Statements	Difference	Amounts per Form 5500
Interest in net investment gain of Master Trust	$6,156,983	$208,385	$6,365,368
Interest income on notes receivable from participants	18,566	18,566	—
Administrative expenses	72,243	(66,420)	5,823
Add: prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	256,239	256,239
These differences arose from the classification of certain administrative expenses, interest income on notes receivable from participants and adjustment from fair value to contract value of the fully benefit-responsive investment contracts, which are included in the net investment gain in the Master Trust for Form 5500 reporting purposes.

Lockheed Martin Corporation Salaried Savings Plan
Employer Identification Number 52-1893632, Plan Number 017
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) *
(in thousands, excluding shares or units)
December 31, 2024

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party and Description	(c) Number of Shares or Units	(d) Cost	(e) Current Value
*	Notes receivable from participants (Interest rates ranging from 4.25% to 10.5%; varying maturities)		$—	$266,767

*    Party-in-interest for which a statutory exemption exists.

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Salaried Savings Plan, by Lockheed Martin Corporation as Plan Administrator

Date: June 24, 2025	by: /s/ Nicholas Lossia
Nicholas Lossia Vice President, Total Rewards